Mail Stop 3561

May 28, 2009

Mr. Christopher Reed, Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re:    Reed's, Inc.**
> **Registration Statement on Form S-3/A**
> **File No. 333-156908**
> **Filed May 4, 2009**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We reissue comment one of our letter dated February 22, 2009, as it appears your registration statement remains incomplete with many blank spaces and missing terms as to your subscription rights offering. Please revise to include the missing terms as they become known. Please be advised that we may have additional comments given the amount of missing information.

2.    Please revise to provide the missing information to comply with Instruction 7 of Form S-3 regarding I.B.6.

3.      Please revise your registration statement in the appropriate places to clearly
        disclose whether the shares of common stock underlying your Series B
        Convertible Preferred Stock are unregistered securities and the consequences of
        their lack of registration.  Also, please revise to include an appropriate discussion
        of the dilutive effects caused upon conversion of the Series B Convertible
        Preferred Stock.  We may have further comment.

4.      Please advise us of the basis for your belief that this offering is eligible to be
        registered on Form S-3.  We may have further comment.

Capitalization, page 33

5.      Your presentation of the "pro forma as adjusted" column is inappropriate.  See
        Rule 170 of the Securities Act of 1933.

Exhibits, page II-4

6.      Please file all missing exhibits with your next amendment.

Form 10-K for the fiscal year ended December 31, 2008

Form 10-K, Filed on March 27, 2009

Item 9A.  Controls and Procedures, page 27

7.      We note that your Management's Annual Report on Internal Control over
        Financial Reporting concludes that your system of internal control over financial
        reporting was ineffective as of December 31, 2008.  Throughout both your
        Management's Annual Report on Internal Control over Financial Reporting and
        Management's Evaluation of Disclosure Controls and Procedures, you refer to
        deficiencies related to your "internal control procedures" or your "system of
        internal controls."  Please clarify what you are referring to when you reference
        these terms.

8.      Please provide a more detailed description of your remediation efforts to address
        your material weaknesses related to your internal controls over financial
        reporting.  Your revised disclosure should also include clear disclosure of the
        current status of these efforts.  We note that your current disclosure appears to
        indicate that certain steps have already been completed and others are prospective
        in nature.

9.      Please advise us why you believe your disclosure controls and procedures are

effective given that your internal control over financial reporting is ineffective.


Closing Comments

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

        Sincerely,


        John Reynolds
        Assistant Director


cc:    Ruba Qashu, Esq.
       Fax: (949) 759-7533